        As filed with the Securities and Exchange Commission on March 5, 1998

                                                      Registration No. 333-36299
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                            POST-EFFECTIVE AMENDMENT NO. 1
                                          TO
                                     FORM S-1 ON
                                       FORM S-3

                                REGISTRATION STATEMENT
                                        UNDER
                              THE SECURITIES ACT OF 1933


                          MIAMI COMPUTER SUPPLY CORPORATION
      (Exact name of registrant as specified in its articles of incorporation)



          OHIO                             5110                 31-1001529
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)



                             4750 HEMPSTEAD STATION DRIVE
                                  DAYTON, OHIO 45429
                                    (937) 291-8282
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                  MICHAEL E. PEPPEL


                                      PRESIDENT
                          MIAMI COMPUTER SUPPLY CORPORATION
                             4750 HEMPSTEAD STATION DRIVE
                                  DAYTON, OHIO 45429
                                    (937) 291-8282
              (Name, address, including zip code, and telephone number,
                     including area code, of agent for service)

                                   With a copy to:

                                TIMOTHY B. MATZ, ESQ.
                              JEFFREY A. KOEPPEL, ESQ.
                              FIORELLO J. VICENCIO, ESQ.
                        ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
                          734 15TH STREET, N.W., 12TH FLOOR
                               WASHINGTON, D.C.  20005
                                    (202) 347-0300
                              COUNSEL TO THE REGISTRANT

      Approximate date of commencement of proposed sale to public: From time to time after this registration statement becomes effective.



      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.[ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


                                                      CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
                                                                            Proposed Maximum    Proposed Maximum     Amount of
                                                          Amount to be       Offering Price        Aggregate        Registration
 Title of Each Class of Securities to be Registered        Registered         Per Share (1)     Offering Price (1)     Fee (2)
----------------------------------------------------------------------------------------------------------------------------------
 Common Stock, no par value per share                    391,109 shares          $13.313              $5,206,834       $1,580
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

      (1) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933 ("Securities Act") and computed pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low prices of the Common Stock on September 19, 1997, as reported on the Nasdaq National Market.

      (2)  Registration fee of $1,580 previously paid.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                      SUBJECT TO COMPLETION, DATED MARCH 5, 1998


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PROSPECTUS

                                    391,109 SHARES

[LOGO]                    MIAMI COMPUTER SUPPLY CORPORATION

                                     COMMON STOCK


      This prospectus ("Prospectus") covers 391,109 shares of common stock, without par value (the "Common Stock"), of Miami Computer Supply Corporation (the "Company"), which may be offered by the selling stockholders identified herein (the "Selling Stockholders") from time to time in the public market for their own benefit (the "Offering"). The Company will not receive any proceeds from this Offering. Certain expenses of this Offering which are estimated to be approximately $70,000 will be paid by the Company.



      The Common Stock currently trades on the Nasdaq National Market ("NNM") under the symbol "MCSC." As of January 30, 1998, the Company had 5,295,812 shares of Common Stock issued and outstanding. On March 2, 1998, the last reported closing sale price of the Common Stock on the NNM was $20.50 per share.



THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 10.


                               ------------------------

              THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                 THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                  SECURITIES COMMISSION, NOR HAS THE SECURITIES AND
                     EXCHANGE COMMISSION OR ANY STATE SECURITIES
                       COMMISSION PASSED UPON THE ACCURACY OR
                          ADEQUACY OF THIS PROSPECTUS.  ANY
                            REPRESENTATION TO THE CONTRARY
                               IS A CRIMINAL OFFENSE.

                     THE DATE OF THIS PROSPECTUS IS MARCH 5, 1998

                                ADDITIONAL INFORMATION



      The Company has filed with the U.S. Securities and Exchange Commission ("Commission") a Registration Statement on Form S-3 (which includes all amendments thereto) under the Securities Act of 1933, as amended ("Securities Act") with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted from the Prospectus as permitted by the rules and regulations promulgated by the Commission. For further information pertaining to the Company and the Common Stock, reference is made to the Registration Statement, as amended, and the exhibits and schedules thereto, which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission, Washington, D.C. 20549. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.



      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") and in accordance therewith files reports and other information with the Commission. Such reports and other information (including proxy and information statements) filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10007; and Chicago Regional Office, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. In addition, the Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. As long as the Company remains listed on the NNM after the Offering, such information may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C., 20006.



                  INCORPORATION OF CERTAIN INFORMATION BY REFERENCE



      The following documents of the Company filed with the Commission (File No. 0-21561) are incorporated herein by reference:



             (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed on March 31, 1997;

             (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1997, June 30, 1997 and March 31, 1997, filed on November 14, 1997, August 14, 1997 and May 14, 1997,
             respectively;




             (3) The Company's Current Reports on Form 8-K filed on January 30, 1998; January 15, 1998, as amended on February 3, 1998; January 2, 1998; and December 15, 1997, as amended December 17, 1997;




             (4) The Company's Proxy Statement for its Annual Meeting of Stockholders held on May 29, 1997, filed on April 29, 1997; and



             (5) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A, filed with the Commission on October 15, 1996.



      In addition, all reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference into this Prospectus. Any statement contained in a document incorporated by reference into this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.



      The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to Mary Stewart, Vice President-Operations, Miami Computer Supply Corporation, 4750 Hempstead Station Drive, Dayton, Ohio 45429 or by telephone at (937) 291-8282.

                               ------------------------

     The Company has obtained Federal service mark registration of the names "Miami Computer Supply Corporation-Registered Trademark-," "Miami Computer Supply International-Registered Trademark-," "MCSI-Registered Trademark-" and the associated Company logo. All other trademarks or registered trademarks or service marks appearing herein are trademarks or registered trademarks or service marks of the respective companies that utilize them.


                               ------------------------

     The Company currently furnishes, and intends to continue to furnish, its stockholders with annual reports containing consolidated financial statements audited by its independent accountants, together with an opinion thereon expressed by such accountants, and quarterly reports containing unaudited interim consolidated financial statements for each of the first three quarters of each fiscal year.

                                  PROSPECTUS SUMMARY


     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO CONTAINED IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE BASED ON CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS ABOUT THE COMPANY'S INDUSTRY, MANAGEMENT'S BELIEFS AND ASSUMPTIONS MADE BY MANAGEMENT. WORDS SUCH AS "ANTICIPATES," "EXPECTS," "INTENDS," "PLANS," "BELIEVES," "SEEKS," "ESTIMATES," VARIATIONS OF SUCH WORDS AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS THAT ARE DIFFICULT TO PREDICT. ACCORDINGLY, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR FORECASTED IN ANY SUCH FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE THOSE RISK FACTORS AND SUCH OTHER UNCERTAINTIES NOTED HEREIN AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO MIAMI COMPUTER SUPPLY CORPORATION INCLUDE ITS WHOLLY OWNED SUBSIDIARIES.

                                     THE COMPANY

      Miami Computer Supply Corporation, which commenced its business operations in 1981, is a distributor of computer and office automation supplies and accessories, including computer projection presentation products, throughout the United States and in certain foreign countries. The Company distributes over 1,800 different core products primarily to middle market and smaller companies and to governmental, educational and institutional customers, including federal, state and local governmental agencies, universities and hospitals and, to a lesser extent, to computer supply dealers. The Company's net sales increased from $24.0 million in fiscal year 1992 to $71.4 million for the nine months ended September 30, 1997 while operating income has increased from $0.7 million to $2.6 million over the same period.



      The Company's growth in sales as of the nine months ended September 30, 1997 was due primarily to the acquisition of five computer and office automation supply companies and the assets of two such other businesses from 1991 through September 1997 as well as the high level of customer satisfaction which the Company attributes to the following factors: personal service using a highly knowledgeable and motivated sales force; fulfillment of customer orders on an overnight basis; use of the most economic and expeditious shipping routes; and automated procedures for inventory control, order picking and billing. The Company plans to continue to focus on achieving a high level of customer satisfaction and intends to emphasize the acquisition of other end-user computer and office automation supply and projection presentation product companies to increase its sales growth and expand its presence in other markets. Based upon annual revenues, management believes that the Company is the largest independent end-user computer, office automation supply and projection presentation product distributor in the country.



     The Company sells primarily nationally known, name-brand products manufactured by approximately 500 original equipment manufacturers, including Hewlett-Packard Company ("Hewlett-Packard"), Lexmark International, Inc. ("Lexmark") and Imation Corp. (formerly a division of 3M Corporation) for computer supplies, and Proxima Corporation, Epson America, Inc. ("Epson") and LightWare, Inc. for projection presentation products. The Company's products include consumable supplies such as laser toner, copier toner, facsimile machine supplies, ink jet cartridges, printer ribbons, paper, diskettes, computer tape cartridges and accessories, including cleaning kits and media storage files, as well as computer projection presentation hardware which permits the large-scale, high resolution projection of computer generated slides for presentation at meetings, seminars, lectures, training rooms and other similar multiple person gatherings. The Company's products are used in, or in conjunction with, a broad range of computer and office automation products such as mainframes, intranets, mini, personal, laptop and notebook computers, laser and ink jet printers, photocopiers, facsimile (fax) machines and data storage products.



     The Company operates one centralized distribution center in Dayton, Ohio and thirteen smaller regional distribution centers in Rochester, New York, Louisville, Kentucky, Chicago, Illinois, Salt Lake City, Utah, Ann Arbor, Michigan, Spokane, Washington, Atlanta, Georgia, Portland, Oregon, Houston, Texas, Berkeley, California, Fremont, California, Manchester, New Hampshire and Leeds, England. Each of the Company's other 50 sales offices also maintain a limited inventory of frequently ordered products in order to facilitate same day delivery.


     The Company estimates that the U.S. computer and office automation supply market totaled approximately $26.8 billion (at retail) in 1996. Industry sources indicate that the U.S. computer supply market will grow at a compound annual rate of approximately 6.8% over the next two years. The Company believes that the current size of the industry and its potential for future growth can be attributed, in part, to the increasing automation of the workplace and the corresponding increase in the demand for computer and office automation supplies. In addition, newer laser and ink jet printing technologies, particularly color printers, require significantly more consumable supplies than older, impact printing technologies.


     Unlike the computer hardware or office equipment industry, the Company believes that the computer and office automation supplies industry generally is not subject to the risk of rapid technological advances and subsequent product obsolescence. The demand for consumable goods is not dependent on the level or type of computer hardware or office equipment sales in any particular year, but rather reflects the amount and type of equipment already in use. As a result, the consumable needs for any particular computer or item of office equipment will often continue for an extended period of time, even after the manufacture of such computer or office equipment is discontinued. Moreover, computer hardware is relatively homogeneous, except for different power sources; computer printers sold in the U.S. are substantially similar to, and use the same supplies as, printers sold elsewhere in the world. Thus, the Company's products typically may be sold transnationally without modification.


     The Company's business strategy is to increase sales and earnings growth by:


      - With more than 15 years of experience serving the large and expanding niche computer and office automation supply market, the Company has garnered specific knowledge regarding the customer base, its competitors and its suppliers. Accordingly, the Company believes that the domestic and certain foreign computer supply markets are highly fragmented and consist primarily of relatively smaller companies which typically sell within limited geographical areas. The Company has acquired the stock or assets of eleven regional computer and office automation supply companies, of which seven of such acquisitions occurred between April 1997 and January 1998 including three material acquisitions. The Company believes that there is a significant consolidation opportunity within the industry and, thus, intends to continue to aggressively pursue acquisitions of other end-user computer and office automation supply and projection presentation product companies in the future. The Company has identified potential acquisition candidates and has had preliminary discussions with several of such candidates. Except for non-binding letters of intent by and between the Company and certain other computer supply or projection presentation product distributors for the acquisition of the assets and liabilities or the stock of such other distributors which are currently in place and which may be entered into from time to time in the future, there are, as of the date of this Prospectus, no understandings, agreements or arrangements between the Company and any other entity with respect to such an acquisition.



     Although other larger, better financed companies are currently engaged in a rapid consolidation of the office supply industry, and to a lesser extent, computer supply distributors, the Company believes that it can effectively compete for acquisitions due to its niche market strategy, its knowledge of, and existing relationships with, many of the potential acquisition targets and its ability to offer such targets growth potential and a management philosophy which is clearly different from the large contract stationer consolidators. The Company believes that it is currently the only company focusing strictly on acquiring computer and office automation supply and projection presentation product distribution companies and that such focus offers it the ability to increase revenues through such acquisitions at a faster rate than that of the large consolidators. In addition, the Company believes that it will be able to consolidate acquired companies into its business by, among other things, retaining existing senior management whenever possible while expanding the Company's revenue base and realizing certain cost savings in inventory, communications and shipping to achieve economies of scale. See "Risk Factors -- Integration of Acquisitions" and " -- Ability to Manage Growth."

      - Increasing revenues by initiating relationships with new customers, increasing international sales, emphasizing sales of additional products to existing customers and selling higher margin, state-of-the-art liquid crystal display ("LCD") projection presentation products.

      - Improving operating efficiencies with its in-house computer programming staff through the use of its advanced computerized inventory system, electronic data interchange ("EDI") and continued management information system ("MIS") enhancements to its order processing and financial management systems.

      - Adding value to its customer relationships by providing personal customer contact with its direct sales force and customer service representatives, special priority and customized service to its very important customers (those who purchase $40,000 or more of the Company's products in any year), precise picking and packaging of customer orders, prompt next-day delivery with reputable couriers at the most economical price, EDI, order tracking and free technical advice from its highly trained and knowledgeable sales force and customer service representatives.

      - Strengthening its relationships with manufacturers by increasing sales and related product offerings which, to date, has resulted, and is expected to result, in larger discounts and rebates and more cooperative advertising support.

      The Company's principal executive offices are located at 4750 Hempstead Station, Dayton, Ohio, 45429 and its telephone number is (937) 291-8282.


                                 RECENT DEVELOPMENTS



SIGNIFICANT ACQUISITION ACTIVITY



      On December 5, 1997, the Company acquired BRITCO, Inc. ("BRITCO") of Houston, Texas, for $1.8 million, in the form of a non-interest bearing promissory note which was paid on January 2, 1998, and 183,333 shares of Common Stock. The 183,333 shares may not be sold before September 2, 1998. The Company has agreed to register such shares for public resale; none of said shares are registered pursuant to this prospectus. In addition, the Company entered into two year employment agreements with BRITCO's President and Vice President. As a result of the transaction, the Company acquired assets of approximately $3.0 million and liabilities of approximately $2.3 million, as of November 30, 1997. Revenues of BRITCO for the twelve months ended April 30, 1997 were approximately $15.7 million. BRITCO will continue to distribute computer supply and office automation products in the Houston and San Antonio, Texas areas as a wholly-owned subsidiary of the Company.



      On December 31, 1997, the Company acquired TBS Printware Corporation ("TBS") of Fremont, California for $991,000 in cash and 210,000 shares of Common Stock, which hares may not be sold before September 28, 1998. In addition, the Company may become obligated to pay certain amounts of additional deferred consideration (up to $2.2 million)(the "Deferred Purchase Price") if the pre-tax earnings of TBS exceed specified amounts ($2.0 million or more) over the thirty-three months following the closing of the acquisition. The Company also loaned $438,000 to two former shareholders of TBS, which loans mature on December 31, 1998 and bear interest at the rate of 5.68% per annum, and are secured by the Common Stock issued to such shareholders in the acquisition. Three year employment agreements with the Chief Executive Officer and President of TBS were also entered into by the Company. As a result of the transaction, the Company acquired assets of approximately $6.0 million and liabilities of approximately $4.5 million, as of December 31, 1997. Revenues of TBS for the nine months ended September 30, 1997 and the twelve months ended January 3, 1997 were approximately $14.8 million and $21.8 million, respectively. TBS will continue to distribute computer supplies and develop, manufacture and distribute printer ribbons, toner and developers for data processing peripheral equipment as a wholly-owned subsidiary of the Company.



      On January 16, 1998, the Company completed its largest acquisition to date when it purchased all of the outstanding stock of the California-based Minnesota Western/Creative Office Products, Inc. ("Minnesota Western") for $12.0 million in cash and 881,703 shares of Common Stock. The 881,703 shares may not be sold before October 14, 1998. The Company agreed to register such shares for public resale; none of said shares are registered pursuant to this Prospectus. In addition, the Company entered into three year employment agreements with the President and each of the two Vice Presidents of Minnesota Western. As a result of the transaction, the Company acquired approximately $13.9 million in assets and approximately $10.0 million in liabilities, as of December 31, 1997. Minnesota Western's revenue for the eleven months ended September 30, 1997 and the twelve months ended October 31, 1996 were approximately $46.0 million and $40.1 million, respectively. Minnesota Western will continue to distribute projection presentation systems and products as a wholly-owned subsidiary of the Company.



      Cash payments required to be made under the terms of the above transactions were made or will be made with funds available under the Company's bank line of credit with National City Bank, Dayton, Ohio.



RELEASE OF EARNINGS RESULTS FOR FISCAL 1997



      The Company released its fourth quarter and year-ended fiscal 1997 results of operations (unaudited) on February 23, 1998. For the three months ended December 31, 1997 operating income and net income was $1.2 million and $0.7 million, respectively, on net sales of $36.1 million. Earnings per share (basic and diluted) for the quarter equaled $0.17 based on a weighted average number of Common Stock outstanding of 4,070,885 at December 31, 1997.

      For the year ended December 31, 1997, operating income and net income amounted to $3.7 million and $2.2 million, respectively, on net sales of $107.5 million. Earnings per share (basic and diluted) for the period was $0.58, which represented a 31.8% increase from the $0.44 per share for fiscal 1996.



OTHER RECENT DEVELOPMENTS



      On January 1, 1998, Michael E. Peppel, who formerly served as the Company's Chief Financial Officer, succeeded Albert L. Schwarz as the Company's President and Chief Executive Officer. Mr. Schwarz resigned from the Company and its Board of Directors due to personal/health reasons and entered into a severance agreement in this regard.



      Effective as of January 8, 1998, the Company entered into a credit agreement with National City Bank, Dayton, Ohio and two other lenders (PNC Bank, N.A. and Key Corporate Capital, Inc. (a subsidiary of KeyBank)) for a revolving line of credit and term loans up to $50.0 million (the "Credit Facility"), increasing he Company's credit facility by $35.0 million.



      Effective February 24,1998, Mr. Peppel was elected to serve on the Company's Board of Directors, thereby filling the vacancy created by Mr. Schwarz's resignation. Mr. Peppel's initial term as a director will expire at the 1998 Annual Meeting of Shareholders.


RESTATED EARNINGS PER SHARE PURSUANT TO SFAS NO. 128

     The following table presents selected financial data of the Company which has been included herein to restate the Company's earnings per share in accordance with Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share."


                                             Nine Months Ended
                                               September 30,                             Year Ended December 31,
                                           ---------------------    ------------------------------------------------------------
                                           1997(3)       1996(1)    1996(1)(2)       1995         1994         1993         1992
                                           -------       -------    ----------       ----         ----         ----         ----
                                                                         (Dollars in Thousands)
 Statement of Operations
   Data:

  Net sales. . . . . . . . . . . . . . .  $   71,351   $   44,070   $   63,428   $   43,321   $   35,690   $   29,045   $   23,982
  Cost of sales. . . . . . . . . . . . .      58,616       35,944       52,061       34,642       28,250       23,308       19,128
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
       Gross Profit. . . . . . . . . . .      12,735        8,126       11,367        8,679        7,440        5,737        4,854
  Selling, general and
    administrative expenses. . . . . . .      10,122        6,341        8,891        7,125        6,219        5,221        4,199
  Non-cash compensation
    expense. . . . . . . . . . . . . . .          --           --          280           --           --           --           --
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
       Operating income. . . . . . . . .       2,613        1,785        2,196        1,554        1,221          516          655
  Interest expense . . . . . . . . . . .          76          243          312          274          204          141          101
  Other (expense)/income . . . . . . . .          29           18          (11)          22           11           12            6
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
       Income before income
          taxes. . . . . . . . . . . . .       2,566        1,560        1,873        1,302        1,028          387          560
Provision for income taxes . . . . . . .       1,049          647          756          509          418          165          243
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
       Net income. . . . . . . . . . . .  $    1,517   $      913   $    1,117   $      793   $      610   $     222   $     317
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings per share of Common
  Stock (basic and diluted)(4) . . . . .  $     0.41   $     0.38   $     0.44   $     0.33   $     0.26   $     0.09   $     0.13
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Weighted average number of
       common shares
       outstanding . . . . . . . . . . .   3,693,573    2,388,000    2,532,399    2,388,000    2,320,000    2,356,000    2,400,000
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Weighted average number of
       common shares outstanding
       assuming dilution(4). . . . . . .   3,722,574    2,388,000    2,542,759    2,388,000    2,320,000    2,356,000    2,400,000
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
Balance Sheet Data (at end of period):
   Working capital . . . . . . . . . . .       9,871   $    2,261   $   10,211   $    1,510   $      944   $      621   $      660
   Total assets. . . . . . . . . . . . .      31,233       15,118       17,775        9,544        8,782        6,033        4,975
   Long-term debt. . . . . . . . . . . .          60           --           65           --            6           72          124
   Total debt. . . . . . . . . . . . . .       3,672        6,630          100        3,537        3,005        2,831        1,828
   Stockholders' equity. . . . . . . . .  $   17,694   $    3,544   $   12,073   $    2,632   $    1,839   $    1,174   $    1,023

 ________________

(1) Includes the results of operations of Diversified Data Products, Inc. ("DDP") subsequent to its acquisition on May 30, 1996.
(2) The balance sheet data includes the acquisition of DDP on May 30, 1996 and the Company's initial public offering on November 12, 1996.
(3) Includes the results of operations of Imperial Data Supply Corporation subsequent to its acquisition on April 30, 1997, Data Associates, Inc. subsequent to its acquisition on July 1, 1997, and Force 4 D.P. Supplies, Inc. subsequent to its acquisition on July 15, 1997.
(4) Earnings per share of common stock data is restated in accordance with SFAS No. 128, "Earnings Per Share."

                                     THE OFFERING

Common Stock offered by Selling
 Stockholders . . . . . . . . . . . .   391,109 shares

Common Stock to be Offered
 by the Company . . . . . . . . . . .   0 shares


Common Stock to be outstanding
 after the Offering(1). . . . . . . .   5,295,812 shares



Use of Proceeds . . . . . . . . . . .   All of the shares offered hereby from
                                        time to time are being offered by the
                                        Selling Stockholders.  The Company will
                                        not receive any proceeds therefrom.


Nasdaq National Market symbol . . . .   "MCSC"


      (1) Based on shares outstanding as of January 30, 1998.   Excludes 350,000
shares of Common Stock reserved for future issuance under the Company's stock option plans.

                                     RISK FACTORS

      In addition to other information in this Prospectus, the following factors should be considered carefully by prospective investors before purchasing any of the Common Stock offered by this Prospectus.

FINANCING FOR ACQUISITIONS; ADDITIONAL DILUTION


      If future acquisitions are funded by the issuance of additional Common Stock, such issuance could be without stockholder approval and will dilute current stockholders and stockholders who purchase shares of Common Stock in this Offering. Stockholders have no preemptive rights and, therefore, no stockholder has the right to acquire additional Common Stock in such a circumstance in order to prevent such dilution. The Company presently intends to register shares of its Common Stock with the Securities and Exchange Commission (the "Commission") under Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"), after the completion of other acquisitions to permit public resales of the Common Stock by the stockholders of the acquired companies and may register additional shares (up to 6,000,000) with the Commission for use by the Company as all or a portion of the consideration to be paid in future acquisitions or for other purposes. Shares may also be sold in the future by the Company to pay down debt incurred in connection with its acquisition strategy. These shares generally will be freely tradeable after their registration, unless the sale thereof is contractually restricted. There can be no assurance that holders of the Common Stock will not be significantly diluted by future issuances of Common Stock as a result of the Company's acquisition strategy. Moreover, the issuance of additional shares of Common Stock may have a negative impact on earnings per share and may negatively impact the market price of the Common Stock.


FINANCING FOR ACQUISITIONS; LEVERAGE


      If acquisitions are consummated for cash, it is likely that the Company will borrow the necessary funds and, accordingly, the Company may become highly leveraged as a result thereof. If it becomes highly leveraged, the Company may be more vulnerable to extended economic downturns and its flexibility in responding to changing economic and industry conditions may be limited. The degree to which the Company is leveraged could have important consequences to purchasers of the Common Stock, including the impairment of the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes. The Company's ability to make principal and interest payments on its current and future indebtedness and to repay its current and future indebtedness at maturity will be dependent on the Company's future operating performance, which is itself dependent on a number of factors, many of which are beyond the Company's control, and may be dependent on the availability of borrowings under the Credit Facility or other financings. A substantial portion of the Company's current borrowing capacity under the Credit Facility could be consumed by increased working capital needs, including future acquisitions.

POSSIBLE NEED FOR ADDITIONAL FINANCING TO IMPLEMENT ACQUISITION STRATEGY


      The Company may require additional funds to implement its acquisition strategy. While the Company's Credit Facility may be utilized to finance acquisitions, the amount which may be drawn upon by the Company may be limited. Accordingly, the Company may require additional debt or equity financing for future acquisitions. There can be no assurance that the Company will be able to obtain additional debt or equity financing on terms favorable to the Company, or at all, or if obtained, there can be no assurance that such debt or equity financing will be sufficient for the financing needs of the Company.


RESTRICTIONS IMPOSED BY DEBT ARRANGEMENTS


      The Company's outstanding indebtedness consists primarily of borrowings under the $50.0 million secured Credit Facility provided by National City Bank of Dayton and two other banks (the "Banks"). The Credit Facility consists of a $35.0 million revolving line of credit and a $15.0 million term loan arrangement. The Credit Facility contains restrictive covenants which may have an adverse effect on the Company's operations in the future. These covenants include, among other restrictions: (i) the maintenance of certain financial ratios; (ii) restrictions on (a) the purchase or sale of assets, (b) any merger, sale or consolidation activity, (c) loans, investments and guaranties made by the Company, (d) lease and sale and leaseback transactions, and (e) capital expenditures; and (iii) certain limitations on the incurrence of other indebtedness. These provisions may constrain the Company's acquisition strategy, may delay, deter, or prevent a takeover attempt that a shareholder might consider in its best interests and may have an adverse effect on the market price of the Company's Common Stock. In addition, the Credit Facility prohibits the payment of dividends and the repurchase of the Common Stock.


FAILURE TO IMPLEMENT ACQUISITION STRATEGY


      Competition for desirable new acquisitions in attractive major metropolitan markets is expected to increase. No assurance can be given that the Company will be able to find attractive acquisition candidates or that such acquisitions can be effected at reasonable prices or in a timely manner, or that once acquired, the Company will be able to effectively integrate or profitably manage such companies. The failure to complete acquisitions and continue the Company's expansion could have a material adverse effect on its financial performance.


RISKS RELATING TO INTERNATIONAL ACQUISITIONS

      Expansion into international markets may involve additional risks relating to such things as currency exchange rates, new and different legal and regulatory requirements, political and economic risks relating to the stability of foreign governments and their trading relationship with the United States, difficulties in staffing and managing foreign operations, differences in financial reporting, differences in the manner in which different cultures do business, operating difficulties and other factors.

INTEGRATION OF ACQUISITIONS


      The Company has acquired the stock or assets of eleven computer and office automation supply companies in the past six years and intends to continue to actively pursue additional acquisitions. No assurance can be given that the Company will be able to successfully integrate its recent or future acquisitions with the Company's existing systems and operations. The integration of acquired businesses may also lead to the resignation of key employees of the acquired companies and diversion of management attention from other ongoing business concerns. The costs of integration could have an adverse effect on short-term operating results. Any or all of these factors could have a material adverse effect on the Company's results of operations and financial condition in the future.


ABILITY TO MANAGE GROWTH


      The Company expects to experience rapid growth that will likely result in new and increased responsibilities for management personnel and which will challenge the Company's management, operating and financial systems and resources. To compete effectively and manage future growth, if any, the Company will be required to continue to implement and improve its operational, financial and management information systems, procedures and internal controls on a timely basis and to expand, train, motivate and manage its work force. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's future operations. Any failure to implement and improve the Company's operational, financial and management systems or to expand, train motivate or manage employees could have a material adverse effect on the Company's operating results and financial condition.


DEPENDENCE ON KEY PERSONNEL


      The Company relies on certain key executives, including its President and Chief Executive Officer and other senior management, with whom it has entered into employment agreements which expire on December 31, 1999, subject to renewal, and which contain non-competition provisions which expire 12 months after such executive's employment is terminated. The agreement with the President and Chief Executive Officer entitle such individual to receive a cash bonus based on the Company's annual income before taxes, employee profit sharing or any other bonuses, limited, however, to no more than 100.0% of his base salary. The loss of services of one or more of the Company's key executives could disrupt and have a material adverse effect on the operations of the Company. As the Company continues to grow, it will continue to hire, appoint or otherwise retain and/or change senior managers and other key executives. There can be no assurance that the Company will be able to retain its executive officers and key personnel or attract additional qualified management in the future. In addition, the success of certain of the Company's acquisitions may depend, in part, on the Company's ability to retain management personnel of the acquired companies. The Company intends to offer certain individuals who manage the acquired companies written employment agreement which could contain post employment agreements not to compete. The loss of services of senior executive officers could have a material adverse effect upon the Company's business.


      The Company has recently hired and intends to continue to hire, certain sales professionals who have worked for other computer and office supply companies immediately prior to their hiring by the Company. In this regard, the Company and two such sales employees, have been named as defendants in a lawsuit filed by one such former employer. The Company believes, however, that the resolution of the lawsuit will not have a material adverse impact on the financial condition of the Company.

EXCHANGE RATE FLUCTUATIONS


     Although the Company's operations are not currently subject to material operational risks associated with fluctuations in exchange rates, because the Company intends to expand the size and scope of its international operations, its exposure to fluctuations in exchange rates will be increased. Accordingly, no assurance can be given that the Company's results of operations will not be adversely affected in the future by fluctuations in foreign currency exchange rates. The Company has, at times, entered into forward foreign currency exchange contracts in order to hedge the Company's accounts receivable and accounts payable. At September 30, 1997, the Company had no foreign currency exchange contracts outstanding. In the future, the Company may, from time to time, consider entering into other forward foreign currency exchange contracts, although no assurances can be given that the Company will do so, or will be able to do so, or that such arrangements will adequately protect the Company from fluctuations in foreign currency exchange rates.


DEPENDENCE ON CERTAIN KEY SUPPLIERS


      Although the Company regularly carries products and accessories manufactured by approximately 500 original equipment manufacturers, 46.7%, 50.6% and 58.6% of the Company's net sales in the nine months ended September 30, 1997 and in fiscal years 1996 and 1995, respectively, were derived from products supplied by the Company's ten largest suppliers, with the sale of products supplied by Hewlett-Packard, Lexmark and Canon accounting for approximately 13.9%, 7.1% and 11.6% of total net sales, respectively, for the nine months ended September 30, 1997. In addition, the Company's business is dependent upon terms provided by its key suppliers, including pricing and related provisions, product availability and dealer authorizations. While the Company considers its relationships with its key suppliers, including Hewlett-Packard and Lexmark, to be good, there can be no assurance that these relationships will not be terminated or that such relationships will continue as presently in effect. In addition, changes by one or more of such key suppliers of their policies regarding distributors or volume discount schedules or other marketing programs applicable to the Company may have a material adverse effect on the Company's business. Certain distribution agreements require the Company to make minimum annual purchases. Under its distribution agreements with Hewlett-Packard and Lexmark, the Company is required to make minimum annual purchases of $5.0 million and $250,000, respectively.


HIGHLY COMPETITIVE INDUSTRY


      The computer and office automation product supply industry is highly competitive. The Company competes with major full-service office products distributors, other national and regional computer supply distributors, office products superstores, direct mail order companies, and, to a lesser extent, non-specialized retailers. Certain of the Company's competitors, such as office products superstores and major full-service office products distributors, are larger and have substantially greater financial and other resources and purchasing power than the Company. The Company believes that the computer supply industry will consolidate further in the future and consequently become more competitive. Increasing competition will result in greater price discounting which will continue to have a negative impact on the industry's gross margins. There can be no assurance that the Company will not encounter increased competition in the future, which could have a material adverse effect on the Company's business.


CONTROL OF EXISTING MANAGEMENT AND CERTAIN STOCKHOLDERS


      As of January 30, 1998, management of the Company owned 887,730 shares of Common Stock representing approximately 16.8% of the outstanding shares of Common Stock and Pittsburgh Investment Group LLC ("LLC"), a limited liability company whose members include the Chairman of the Board, Vice Chairman, a director and the President and Chief Executive Officer of the Company, an investment fund affiliated with the investment banking firm that was the managing underwriter in the Company's initial public offering and a general partnership composed of certain members of the law firm that acts as special counsel to the Company, owned 509,013 shares of Common Stock representing approximately 9.6% of the outstanding shares of Common Stock. Accordingly, management or LLC, acting together or independently, will be in a position to exert significant influence over all matters relating to the Company's business, including decisions regarding the election of the Company's Board of Directors, the acquisition or disposition of assets (in the ordinary course of the Company's business or otherwise), future issuances of Common Stock or other securities of the Company, and the declaration and payment of dividends on the Common Stock. Management or LLC, acting together or independently, also may be able to delay, make more difficult or prevent any business combination involving the Company not approved by them.

DEPENDENCE ON COMPUTER SYSTEMS

      The Company's operations are generally dependent on its proprietary software applications. Modifications to the Company's computer systems and applications software will be necessary as the Company executes its expansion plans and responds to customer needs, technological developments, electronic commerce requirements and other factors. Such modifications may cause disruptions in the operations of the Company, delay the schedule for implementing the integration of newly acquired companies, or cost more to design, implement or operate than currently budgeted. Such disruptions, delays or costs could have a material adverse effect on the Company's operations and financial performance.


      The Company does not currently have redundant computer systems or redundant dedicated communication lines linking its computers to its warehouses, although all data is stored on two separate hard drives on a continual basis. The Company has taken precautions to protect itself from events that could interrupt its operations, including back-up power supplies that allow the Company's computer system to function in the event of a power outage, off-site storage of back-up data, fire protection, physical security systems and an early warning detection and fire extinguishing system. The occurrence of any of these events could have a material adverse effect on the Company's operations and financial performance.


POTENTIAL VOLATILITY OF STOCK PRICE

      Stock prices of many growth companies fluctuate widely, often for reasons that are unrelated to their actual operating performance. Announcement of new acquisitions by the Company or its competitors, variations in quarterly operating results, litigation involving the Company, general conditions affecting all participants in the computer supply industry, regulatory developments, and economic or other external factors, may have a significant impact on the market price and liquidity of the Common Stock.

NO DIVIDENDS


      The Company has never paid a dividend on its capital stock and currently expects to retain its future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying any such cash dividends in the foreseeable future. See also "--Restrictions Imposed by Debt Arrangements."

AVAILABILITY OF COMMON STOCK AND PREFERRED STOCK FOR ISSUANCE

      The Company's Board of Directors has the authority to issue up to 5,000,000 shares of the Preferred Stock and to determine the price, rights, preferences, privileges and restrictions thereof, including voting rights of the Preferred Stock, without any further vote or action by the Company's stockholders. The voting and other rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The Company's Board may similarly issue additional shares of Common Stock without any further vote or action by stockholders. Such an issuance has occurred, and could occur in the context of other public or private offerings of shares of Common Stock or Preferred Stock or in a situation where the Common Stock or Preferred Stock is used to acquire the assets or stock of another company. The issuance of Common Stock or Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plans to issue any shares of Common Stock or Preferred Stock other than as described herein.

ANTITAKEOVER PROVISIONS

      The Amended and Restated Articles of Incorporation ("Articles") and Amended and Restated Code of Regulations ("Code of Regulations") of the Company contain certain provisions which, among other things, permit the establishment of a "staggered" Board of Directors, limit the personal liability of, and provide indemnification for, the directors of the Company, require that stockholders comply with certain requirements before they can nominate someone for director or submit a proposal before a meeting of stockholders, limit the ability of stockholders to act by written consent and require a supermajority vote of stockholders in the event that a "related person" (as defined) attempts to engage in a business combination with the Company. The Ohio General Corporation Law, which is applicable to the Company, has certain other provisions which may be deemed to have antitakeover effects, including statutes which deal with control share acquisitions, transactions involving interested stockholders, control bids and the disgorgement of trading profits.

                                   USE OF PROCEEDS

      The Company will not receive any proceeds from the Offering. All proceeds will be received and retained solely by the Selling Stockholders.

                                 SELLING STOCKHOLDERS

      The shares of Common Stock to be sold by the Selling Stockholders pursuant to this Prospectus represent shares issued to the Selling Stockholders by the Company (the "Acquisition Shares") in connection with its acquisitions of Imperial Data Supply Corporation, Spokane, Washington; Data Associates, Inc., Roswell, Georgia; and Force 4 D.P. Supplies, Inc., Portland, Oregon ("Force 4"). No Selling Stockholder beneficially owns any shares of Common Stock other than the Acquisition Shares. Except as indicated, none of the Selling Stockholders has held any position or office or had a material relationship with the Company or any of its affiliates within the past three years other than as a result of the ownership of the Company's Common Stock. The following tables set forth the aggregate number of Acquisition Shares issued to each Selling Stockholder and offered by each Selling Stockholder hereunder. See "Plan of Distribution."



                                              Shares Beneficially              Number of Shares         Shares Beneficially Owned
  Name of Selling Stockholder               Owned Prior to Offering              Being Offered               After Offering
 -----------------------------          ---------------------------------    --------------------     ----------------------------
                                            Number              Percent                                    Number         Percent
                                        ----------------     ------------                             --------------    ----------
 John Keegan(1)  . . . . . . . .            2,000                 *                 2,000                    +               *
 John Keegan and
  Valerie Keegan . . . . . . . .           57,510                1.1               57,510                    +               *
 Melva Potter  . . . . . . . . .           25,217                 *                25,217                    +               *
 William H. Potter
  Testamentary Trust(2). . . . .           21,656                 *                21,656                    +               *
 Gerald G. Gould(1)  . . . . . .           64,865                1.2               64,865                    +               *
 J. Phillip Crone(1) . . . . . .           64,865                1.2               64,865                    +               *
 Daniel W. Wisdom(3) . . . . . .          154,996                2.9              154,996                    +               *
             Total . . . . . . .          391,109                7.4              391,109                    +               *


---------------------------

(*) Less than 1% of the total shares of Common Stock issued and outstanding as of January 30, 1998.


(+) The Selling Stockholder may sell some or all of the Acquisition Shares during the period of time this Prospectus is effective.


(1)   Messrs. Keegan, Gould and Crone are employees of the Company.



(2)   Melva Potter is the trustee of the William H. Potter Testamentary Trust.



(3) Mr. Wisdom is the President of Force 4, a wholly-owned subsidiary of the Company.

                                 PLAN OF DISTRIBUTION

      The Company has been advised by the Selling Stockholders that they or their pledgees, donees, transferees or other successors in interest intend to sell all or a portion of the shares offered hereby from time to time on the Nasdaq National Market and that sales will be made at prices prevailing at the times of such sales. Such persons may also make private sales directly or through a broker or brokers, who may act as agent or as principal. The Company will receive no part of the proceeds of sales made hereunder.

      Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholders and/or purchasers of the shares offered hereby. Usual and customary brokerage fees will be paid by the Selling Stockholders. Broker-dealers may agree with the Selling Stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the Nasdaq National Market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.


      Upon the Company's being notified by the Selling Stockholders that any material arrangement has been entered into with a broker or dealer for the sale of shares through a secondary distribution, or a purchase by a broker or dealer, a supplemented Prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (a) the name of each such broker-dealer(s),
(b) the number of shares involved, (c) the price at which such shares were sold,
(d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (e) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and (f) other facts material to the transaction.



      The Company has advised the Selling Stockholders that Regulation M promulgated under the Exchange Act may apply to their sales in the market, has furnished the Selling Stockholders with a copy of this regulation and has informed them of the need for delivery of copies of this Prospectus. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

      Any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this Prospectus.

      There can be no assurance that the Selling Stockholders will sell any or all of the shares of Common Stock offered by them hereunder.

                                    LEGAL MATTERS

      The validity of the Common Stock offered hereby will be passed upon for the Company by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C. As of the date of this Prospectus, a general partnership composed of certain members of Elias, Matz, Tiernan & Herrick L.L.P. beneficially owned 18.5% of LLC.


                                       EXPERTS


      The consolidated financial statements of Miami Computer Supply Corporation as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, incorporated in this prospectus by reference to the annual report on Form 10-K of Miami Computer Supply Corporation for the year ended December 31, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



      The financial statements of Minnesota Western as of and for the eleven months ended September 30, 1997 and as of October 31, 1996 and for each of the two years in the period then ended, incorporated in this prospectus by reference to the Form 8-K of Miami Computer Supply Corporation dated January 30, 1998, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



      The financial statements of TBS as of and for the year ended January
3, 1997 and as of and for the nine months ended September 30, 1997, incorporated in this prospectus by reference to the Form 8-K of Miami Computer Supply Corporation dated January 15, 1998, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



      The financial statements of BRITCO as of and for the year ended
April 30, 1997, incorporated in this prospectus by reference to the Form 8-K of Miami Computer Supply Corporation dated December 15, 1997, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                      ----------

                                  TABLE OF CONTENTS


                                                                                  Page
                                                                                  ----
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .4
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
Selling Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19


                                    391,109 Shares


                                        [LOGO]

                                MIAMI COMPUTER SUPPLY
                                     CORPORATION

                                     COMMON STOCK







                              --------------------------
                                      PROSPECTUS
                                 __________ __, 1998

                             ---------------------------









--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       The following table sets forth costs and expenses of the sale and distribution of the securities being registered. All amounts except the Securities and Exchange Commission filing fee are estimates.


 SEC filing fees . . . . . . . . . . . . . . . .       $  1,580
 Printing, postage and mailing . . . . . . . . .         15,000
 Legal fees and expenses . . . . . . . . . . . .         42,000
 Blue Sky fees and expenses  . . . . . . . . . .          5,000
 Accounting fees and expenses  . . . . . . . . .          5,000
 Miscellaneous fees and expenses . . . . . . . .          2,000
                                                         ------
           Total . . . . . . . . . . . . . . . .        $70,580
                                                         ------



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      The Company is an Ohio corporation. Section 1701.59 of the Ohio General Corporation law states:

      "(B) A director shall perform his duties as a director, including his duties as a member of any committee of the directors upon which he may serve, in good faith, in a manner he reasonably believes to be in or not opposed to the best interests of the corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In performing his duties, a director is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, that are prepared or presented by:

      (1) One or more directors, officers, or employees of the corporation who the director reasonably believes are reliable and competent in the matters prepared or presented;

      (2) Counsel, public accountants, or other persons as to matters that the director reasonably believes are within the person's professional or expert competence;

      (3) A committee of the directors upon which he does not serve, duly established in accordance with a provision of the articles or the regulations, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

      (C) For purposes of division (B) of this section:


      (1) A director shall not be found to have violated his duties under division (B) of this section unless it is proved by clear and convincing evidence that the director has not acted in good faith, in a manner he reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances, in any action brought against a director, including actions involving or affecting any of the following:


      (a) A change or potential change in control of the corporation, including a determination to resist a change or potential change in control made pursuant to division (F)(7) of section 1701.13 of the Revised Code.

      (b) A termination or potential termination of his service to the corporation as a director;

      (c) His service in any other position or relationship with the corporation.

      (2) A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause reliance on information, opinions, reports, or statements that are prepared or presented by the persons described in divisions (B)(1) to (3) of this section to be unwarranted.

      (3) Nothing contained in this division limits relief available under section 1701.60 of the Revised Code.


      (D) A director shall be liable in damages for any action he takes or fails to take as a director only if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation. Nothing contained in this division affects the liability of directors under section 1701.95 of the Revised Code or limits relief available under section 1701.60 of the Revised Code. This division does not apply if, and only to the extent that, at the time of a director's act or omission that is the subject of complaint, the articles or the regulations of the corporation state by specific reference to this division that the provisions of this division do not apply to the corporation.


      (E) For purposes of this section, a director, in determining what he reasonably believes to be in the best interests of the corporation, shall consider the interests of the corporation's shareholders and, in his discretion, may consider any of the following:

      (1) The interests of the corporation's employees, suppliers, creditors, and customers;

      (2) The economy of the state and nation;

      (3) Community and societal considerations;

      (4) The long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

      (F) Nothing contained in division (C) or (D) of this section affects the duties of either of the following:

      (1) A director who acts in any capacity other than his capacity as a director;


      (2) A director of a corporation that does not have issued and outstanding shares that are listed on a national securities exchange or are regularly quoted in an over-the-counter market by one or more members of a national or affiliated securities association, who votes for or assents to any action taken by the directors of the corporation that, in connection with a change in control of the corporation, directly results in the holder or holders or a majority of the outstanding shares of the corporation receiving a greater consideration for their shares than other shareholders."

      Section 1701.13(E) of the OGCL states:

      "(E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of it self, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.


      (2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:


      (a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas of the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

      (b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.


      (3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.


      (4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:


      (a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit, or proceeding referred to in division (E)(1) or (2) of this section;


      (b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

      (c) By the shareholders;

      (d) By the court of common pleas or the court in which the action, suit, or proceeding referred to in division (E)(1) or (2) of this section was brought.

      Any determination made by the disinterested directors under division
(E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and, within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

      (5)(a) Unless at the time of a director's act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney's fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

      (i) Repay such amount if it is provided by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

      (ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

      (b) Expenses, including attorney's fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon the receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

      (6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

      (7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.


      (8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions
(E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to division (E)(5), (6), or (7).


      (9) As used in division (E) of this section, "corporation" includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent or another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity."

      The Amended and Restated Articles of Incorporation of the Company also limit the liability of, and provide indemnification to, directors and officers of the Company. Article VIII of the Company's Articles states:

      "A. LIMITATION OF LIABILITY. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any act or omission by such director as a director; provided that a director's liability shall not be limited or eliminated to the extent that it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Corporation, or was undertaken with reckless disregard for the best interests of the Corporation. No amendment to or repeal of this Article VIII.A. shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

      B. INDEMNIFICATION. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, by reason of the fact that such person is or was a director, trustee, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee, member, manager or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, partnership, joint venture, trust or other enterprise or employee benefit plan, against liability and expenses (including court costs and attorney's fees), judgments, fines, excise taxes and amounts paid in satisfaction, settlement or compromise actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent authorized by Section 1701.13 of the OGCL or any successor provision thereto.

      C. ADVANCEMENT OF EXPENSES. Reasonable expenses incurred by a director, officer, employee or agent of the Corporation in defending an action, suit or proceeding described in Article VIII.B. shall be paid by the Corporation as they are incurred, in advance of the final disposition of such action, suit or proceeding, as authorized by the Board of Directors only upon receipt of written affirmation by or on behalf of such person in which he agrees to do both of the following: (i) repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with the deliberate intent to cause injury to the Corporation or undertaken with reckless disregard for the best interests of the Corporation, and (ii) reasonably cooperate with the Corporation concerning the action, suit or proceeding.

      D.  OTHER RIGHTS AND REMEDIES.  The indemnification provided by this
Article VIII shall not be deemed to exclude any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Corporation's Articles of Amendment, any insurance or other agreement, trust fund, letter of credit, surety bond, vote of stockholders or disinterested directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, member, manager or agent and shall inure to the benefit of the heirs, executors and administrators of such person; provided that no indemnification shall be made to or on behalf of an individual in respect of any of the following: (i) any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless, and only to the extent that, a court of competent jurisdiction determines that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper; or (ii) any action or suit in which the only liability asserted against a director is pursuant to Section 1701.95 of the OGCL or any successor thereto.

      E. INSURANCE. Upon resolution passed by the Board of Directors, the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or was serving at the request of the Corporation as a director, officer, employee, member, manager or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, partnership, joint venture, trust or another enterprise or employee benefit plan, against any liability asserted against him or incurred by him in any such capacity, or arising out of his status, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article or the OGCL.

      F. MODIFICATION. The duties of the Corporation to indemnify and to advance expenses to a director, officer, employee or agent provided in this
Article VIII shall be in the nature of a contract between the Corporation and each such director, officer, employee or agent and no amendment or repeal of any provision of this Article VIII shall alter, to the detriment of such director, officer, employee or agent, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal."

      Article X of the Company's Code of Regulations states:

            "(a) A director of the Corporation shall not be personally liable for monetary damages for action taken, or any failure to take action, as a director, to the extent set forth in the Corporation's Amended and Restated Articles of Incorporation, which provisions are incorporated herein with the same affect as if they were set forth herein.

            (b) The Corporation shall indemnify any person who is a director, officer, employee or agent of the Corporation to the extent set forth in the Corporation's Amended and Restated Articles of Incorporation, which provisions are incorporated herein with the same affect as if they were set forth herein."

      In addition, the Company has obtained a directors and officers liability insurance policy relating to certain actions or omissions which may be taken, or omitted to be taken, by the directors and officers of the Company, as well as a policy which insures against errors and omissions in the offering documents relating to the offer and sale of the Common Stock to the public.

ITEM 15.     RECENT SALES OF UNREGISTERED SECURITIES.

       The following provides information with respect to all securities of the Registrant sold by the Registrant within the past three years that were not registered under the Securities Act:

       (a) - (b)  The Registrant sold Common Stock as follows:



                               Amount of Common
              Date of Sale      Stock Sold           Identity of Purchaser(s)
              ------------      ----------           ------------------------
          April 30, 1997           106,383          Imperial Data Supply
                                                    Corporation ("IDSC")

          July 1, 1997             129,730          Two Stockholders of Data
                                                    Associates, Inc. ("DATA")

          July 15, 1997            154,996          One Stockholder of Force 4
                                                    D.P. Supplies, Inc. ("FORCE
                                                    4")

          October 7, 1997           91,667          Two Stockholders of NTI
                                                    Data Products, Inc. ("NTI")

          December 5, 1997         183,333          Two Stockholders of BRITCO,
                                                    Inc. ("BRITCO")

          December 31, 1997        210,000          Three Stockholders of TBS
                                                    Printware Corporation
                                                    ("TBS")

          January 16, 1998         881,703          Three Stockholders of
                                                    Minnesota Western/Creative
                                                    Office Products, Inc.
                                                    ("Minnesota Western")



      (c) Each transaction was separately negotiated with IDSC and with the stockholders of DATA, Force 4, NTI, BRITCO, TBS and Minnesota Western, and resulted in the acquisition of substantially all of the assets and the assumption of certain liabilities of IDSC and all of the outstanding capital stock of DATA, Force 4, NTI, BRITCO, TBS and Minnesota Western, respectively.



      (d) Each of the transactions were "transactions by an issuer not involving any public offering" within the meaning of Section 4(2) and Regulation D, promulgated thereunder. Form D's and amendments thereto were filed as a result of each transaction; reference is made thereto.


      (e)  Not applicable.

ITEM 16.     EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

      The exhibits and financial statement schedules are filed as a part of this Registration Statement are as follows:

      (a)    List of Exhibits

3.1 Amended and Restated Articles of Incorporation of Miami Computer Supply Corporation.*

3.2 Amended and Restated Code of Regulations of Miami Computer Supply Corporation.*

4.0   Form of Stock Certificate of Miami Computer Supply Corporation.*


5.0   Legal opinion of Elias, Matz, Tiernan & Herrick L.L.P.**


10.1 Lease by and between Draft Partnership and Miami Computer Supply, Inc. dated October 26, 1995.*

10.2 Lease by and between John Schwarz, Sr., Marcella Schwarz, John Schwarz, Jr. and Robert T. Schwarz and Miami Computer Supply, Inc. dated June 30, 1994.*

10.3  Miami Computer Supply, Inc. Profit Sharing Plan.*

10.4  Miami Computer Supply, Inc. Section 125C Cafeteria Plan.*

10.5 Credit Agreement between Miami Computer Supply, Inc. and National City Bank, as Administrative Agent, and the Named Lending Institutions, dated January 8, 1998.

10.6  Epson Authorized Reseller Agreement dated June 28, 1995.*

10.7  Proxima Reseller Agreement dated May 29, 1996.*

10.8  Hewlett Packard U.S. Reseller Channel Agreement as amended January 1,
      1996.*

10.9  Lexmark Dealer Agreement dated November 1986.*

10.10 3M Authorized Distributor Agreement dated January 27, 1987.*

10.11 Employment Agreement by and between Miami Computer Supply, Inc. and Thomas
      C. Winstel dated May 30, 1996.*

10.12 Employment Agreement by and between Miami Computer Supply, Inc. and Richard A. Newkold dated May 30, 1996.*

10.13 Employment Agreement by and between Miami Computer Supply, Inc. and Roger
      E. Turvy dated May 30, 1996.*

10.14 Employment Agreement by and between Miami Computer Supply, Inc. and Michael E. Peppel dated May 30, 1996.*

10.15 Employment Agreement by and between Miami Computer Supply, Inc. and John Huffman, III dated May 30, 1996.*

10.16 Split Dollar Agreement by and between Miami Computer Supply, Inc. and Thomas C. Winstel dated December 1, 1995.*

10.17 Split Dollar Agreement by and between Miami Computer Supply, Inc. and Richard A. Newkold dated December 1, 1995.*

10.18 Split Dollar Agreement by and between Miami Computer Supply, Inc. and Roger E. Turvy dated December 1, 1995.*

10.19 Miami Computer Supply Corporation 1996 Stock Option Plan.*

10.20 Miami Computer Supply Corporation Non-employee Director Stock Option
      Plan.*

21.0  Subsidiaries of the registrant.**


23.1  Consent of Elias, Matz, Tiernan & Herrick L.L.P.



23.2  Consent of Price Waterhouse LLP.



27.0  Financial Data Schedule.


----------
* Incorporated by reference from the Company's initial public offering registered on Form S-1, SEC File No. 333-12689.

** Previously filed

      (b)    Financial Statement Schedules

      All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

ITEM 17.     UNDERTAKINGS.

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;


      PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.


(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;


(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof;



(5) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
      (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and


(6) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be anew registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                      SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Form S-3 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dayton, Ohio on March 5, 1998.


                                          MIAMI COMPUTER SUPPLY CORPORATION


                                          By:/s/ Michael E. Peppel
                                             ---------------------------------
                                             Michael E. Peppel, President and
                                               Chief Executive Officer


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


            Name             Title                                 Date
            ----             ------                                -----
/s/ Anthony W. Liberati                                           March 5, 1998
------------------------
Anthony W. Liberati      Chairman of the Board

/s/ Michael E. Peppel                                             March 5, 1998
------------------------
Michael E. Peppel        Director, President and Chief Executive
                         Officer (principal executive officer)

/s/ Robert G. Hecht                                               March 5, 1998
------------------------
Robert G. Hecht          Director and Vice Chairman of the Board

/s/ Harry F. Radcliffe                                            March 5, 1998
------------------------
Harry F. Radcliffe       Director and Treasurer


/s/ Thomas C. Winstel                                             March 5, 1998
------------------------
Thomas C. Winstel        Director, Secretary and Vice President

/s/ Mary A. Stewart                                               March 5, 1998
------------------------
Mary A. Stewart          Vice President -- Operations (principal
                         financial officer and principal
                         accounting officer)